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Big C Waffles

2110 Allendown Dr
Durham, NC 27713
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THE PITCH
Big C Waffles is seeking investment to start Franchising our Brand and Concept.
Expanding Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
PRESS
1 Durham takeout business thrives during coronavirus outbreak

DURHAM, N.C. (WNCN) — Restaurants all over the Triangle are hurting as the coronavirus has forced them to allow takeout and delivery orders only. However, for one restaurant that solely does ...

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SELLING BIG C WAFFLES FRANCHISES

Big C Waffles together with Franchise Creator will identify and evaluate franchise owners with the standards and the values that we have set for brand and business.

We will work with local and national media outlets and will be listed on Nation's Restaurant News, this is a national publication that list new upcoming franchises in the hospitality business.
We will build our team to support our franchises. We will be able to give them our knowledge and expertise in order run a successful business.
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BIG C WAFFLES FUTURE
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MONTHS 1 - 6
Setup and Building the model
MONTHS 6 - 9
Grow and learn, two locations total
MONTH 12 - 18
Expansion and development, four locations total
MONTH 18 - 24
Targeted continued growth, 6 locations total
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ABOUT FRANCHISE CREATOR

Franchise Creator is a company located in Florida that has been in the Franchising industry for over 15 years. They develop and sell businesses once they are franchised.

Franchise Creator will develop Big C Waffles with in 90 days, they will process all legal documents, create Area Development, Operations manuals, Marketing Programs, Develop the Franchise structure, Register Big C Waffles in 35 States and also Sell the Franchises by completing all the vetting information for any new Franchisee.
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THE COMPETITION

Big C Waffles is the revolution and the solution to this new era for Waffles and Chicken. We will change the way that Waffles and Chicken are made and delivered to the consumer.

We have perfected all aspects of Waffles and Chicken on the highest levels from Concessions in stadiums, to Festivals, with services of Weddings or Corporate events, to Daily operations, Ghost Kitchens, and Food Trucks with College Universities.

There are Franchises that can be started for 25k or lower. Such as Jimmy Johns , Subway, Moes, Dominos or Tropical Cafe. and all have been in business for over 20 years.

We see our Competition as our Goal to be Bigger and Better, Roscoes is a West Coast Regional brand that has a national name that Big C Waffles will take over

IHOP, Waffle House and Denny's have thousands of locations, some corporate operated and others Franchised. Our goal is to focus on Franchising Big C Waffles just the same or better to continue to make Big C Waffles a Brand, a household name with Regional and National recognition.

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THE TEAM

Carl Richardson

CEO

CEO - of Big C Waffles who has given 8 years to building his brand, business and legacy and will continue to make his business a world wide name.

Craig Barbee

CFO

CFO- has 30 years of experience in financial and P&L reporting , Quarterly Reports.

Lonnie Sheffield

CPA

CPA- has 36 years of experience in tax and accounting services

Peter Singh

Attorney

Attorney - with Fourscore Business Law experienced in Start-Ups and listed Top 40 under 40 by The National Black Lawyers ranking.

Omari Leggett

Consultant

Consultant- has 20+ years of experience in Marketing and Business operations and has been a key factor in Big C Waffles success.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Franchise Creator $42,300

Mainvest Compensation $2,700

Total $45,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $40,570 $107,336 $201,354 $379,070 $580,424

EXPENSES

Marketing $5,000 $5,000 $5,000 $5,000 $5,000

Rent $0 $0 $18,000 $18,000 $18,000

Utilities $0 $0 $4,600 $4,600 $4,600

Salaries $0 $0 $28,000 $28,000 $28,000

Insurance $2,500 $2,500 $2,500 $2,500 $2,500

Professional Fees $4,500 $4,500 $4,500 $4,500 $4,500

$0 $0 $0 $0 $0

Operating Profit $28,570 $95,336 $138,754 $316,470 $517,824

This information is provided by Big C Waffles. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $45,000

Maximum Raise $120,000

Amount Invested $0

Investors 0

Investment Round Ends April 29th, 2022

Summary of Terms

Legal Business Name Big C Waffles

Investment Structure Revenue Sharing Note

Investment Multiple 1.4×

Business's Revenue Share 19.6%-52.3%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1st, 2026

Financial Condition

Historical milestones

Big C Waffles has been operating since [October, 2014] and has since achieved the following milestones:

First Waffle Maker a Gift for Christmas 2011

2012 Cooking Waffles for Co-Workers and Grew to Cooking for 300 Co-Workers

2014 Purchased Food Truck

2015 UNC Athletics Concessions

2016 Food Truck Locations created Pull Up or Park

2017 First Brick and Mortar Location 2110 Allendown Dr, Durham NC 27713

2018 Food Truck Contracts with NCCU and NC A&T

2019 DreamVille Festival Food Truck

2020 Big C Waffles Cares created to service frontline workers, families in need and senior citizens

2020 Launched first product Granny B's Tropical Punch

2021 Catering Services, Weddings

2021 Launched second product Uncle Wayne's All Purpose Seasoning

2022 Sign on with Franchise Creator and focusing on Franchising the Brand Big C Waffles

Forecasted milestones

Big C Waffles forecasts the following milestones:

Complete the 3 month onboarding and training with Franchise Creator

Secure 2 franchise in 2022

Secure 6 Franchises 2023

Secure 12 Franchises 2024

Secure 23 Franchises 2025

Franchise Model Breakdown

The financial model is based on Franchise Fees and Franchise Revenue Royalties, together create what we consider Franchise Income. We are looking to franchise Big C Waffles(BCF) for physical locations, mobile catering (Food Truck), and Ghost Kitchen models.

After completing Franchise Creator(FC) and setup our process, procedures, and strategy, we will split the Franchise Fee for new franchises 70% BCF, 30% FC. Franchise fees vary by type of franchise. The Franchise Fees are Physical Locations & Food Trucks = $25K, and Ghost Kitchens = $15K. Our revenue royalty will also vary depending on the type of franchise. The royalty rates are Physical Locations = 5.5%, and Food Trucks & Ghost Kitchens = 4%.

Franchise Total Income

2 Franchise = $40,570

6 Franchises= $107,336

12 Franchises =$201,354

23 Franchises =$379,070

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Big C Waffles to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Big C Waffles operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Big C Waffles competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Big C Waffles's core business or the inability to compete successfully against the with other competitors could negatively affect Big C Waffles's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Big C Waffles's management or vote on and/or influence any managerial decisions regarding Big C Waffles. Furthermore, if the founders or other key personnel of Big C Waffles were to leave Big C Waffles or become unable to work, Big C Waffles (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Big C Waffles and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Big C Waffles is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Big C Waffles might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Big C Waffles is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Big C Waffles

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Big C Waffles's financial performance or ability to continue to operate. In the event Big C Waffles ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Big C Waffles nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Big C Waffles will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Big C Waffles is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Big C Waffles will carry some insurance, Big C Waffles may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Big C Waffles could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Big C Waffles's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Big C Waffles's management will coincide: you both want Big C Waffles to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Big C Waffles to act conservative to make sure they are best equipped to repay the Note obligations, while Big C Waffles might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Big C Waffles needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Big C Waffles or management), which is responsible for monitoring Big C Waffles's compliance with the law. Big C Waffles will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Big C Waffles is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Big C Waffles fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Big C Waffles, and the revenue of Big C Waffles can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Big C Waffles to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.0

This information is provided by Big C Waffles. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Big C Waffles isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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